M-real Corporation Stock Exchange Bulletin 7.3.2005 at 12.00 a.m.

M-REAL TO PARTICIPATE IN BOTNIA'S PULP MILL INVESTMENT IN URUGUAY

Botnia, the resource company jointly owned by M-real, UPM-Kymmene and Metsäliitto, has today decided to invest in a new pulp mill in Uruguay. The mill's planned annual capacity is about a million tonnes of short-fibre pulp, and it will use cultivated eucalyptus as raw material. The total capital expenditure is about USD 1.1 billion and the mill is estimated to come on stream during the third quarter of 2007. Botnia has an 82.1% holding in Botnia S.A., which will carry out the project. The other owners of Botnia S.A. are UPM-Kymmene with 12.4% and Metsäliitto with 5.5%.

M-real sells an 8% holding in Botnia to Metsäliitto for a purchase price of EUR 164 million. After the transaction, the shareholdings in Botnia will be: M-real 39%, Metsäliitto 14% and UMP-Kymmene 47%, making M-real´s holding in the Uruguay pulp investment 32%. As a result of the transaction M-real´s equity ratio will strengthen with approximately 2 percentage units and gearing ratio will decrease with approximately 9 percentage units. The sale of shares will result in a capital gain of about EUR 80 million.

The lowered shareholding in Botnia will not bring a net weakening in M-real's pulp balance due to i.e. the growing BCTMP-capacity. The current estimation is that once the Uruguay pulp mill has come on stream, M-real will use at its own paper mills a volume of eucalyptus pulp corresponding to its entire 32% stake.

In connection with the pulp mill investment decision, Botnia's owners, UPM, M-real and Metsäliitto have agreed upon a supplement to the shareholder agreement in order to ensure the stability of Botnia's ownership base. According to the agreement, Botnia's shareholders will offer their shares to other shareholders in case of a possible change in their share or vote majority. A potential decrease of Metsäliitto´s voting rights in M-real below 50 per cent will not, however, result an obligation for M-real to offer its Botnia´s shares.

"For M-real, the Uruguay project is an excellent opportunity to participate in one of the world's most efficient pulp mills in terms of its production costs. Furthermore, the mill´s supply of raw materials is on a solid basis as a result of years of determined work. The lowering of the shareholding in Botnia will afford M-real the financial resources to participate in the Uruguay project without incurring a significant weakening in its principal key figures while the mill is under construction, President and CEO Hannu Anttila comments.

M-REAL CORPORATION



Corporate Communications

For additional information, contact President and CEO Hannu Anttila, tel. +358 10 469 4343 or Executive Vice President and CFO Juhani Pöhö, tel. +358 10 469 5283

Invitation to a news conference

Welcome to a news conference regarding Botnia's pulp mill project in Uruguay. The event will be held at the auditorium of Restaurant Bank, Unioninkatu 22 in Helsinki today on 7 March, 2005 at 1:30 p.m. (Finnish time). Mr Erkki Varis, President and CEO of Botnia, Mr Timo Piilonen, Project Director, Botnia as well as Mr Jussi Pesonen, President and CEO of UPM and Mr Hannu Anttila, President and CEO of M-real will present the project.

The news conference is for both the media and financial analysts. It is held in Finnish.

82-3696

m-real

M-real Corporation Stock Exchange Announcement 1.3.2004 at 3.15 p.m.

M-REAL'S ANNUAL REPORTS 2004 ARE PUBLISHED

M-real's Annual Reports for 2004 are published. The entity includes three reports: Annual Financial report, Corporate responsibility report and Annual review.

Annual Financial Report is available in English, Finnish and Swedish. Corporate responsibility report is available in English and Finnish. Annual review is available in English, Finnish and in April also in French, German and Swedish.

Printed copies can be ordered from M-real's Corporate Communications by fax +358 10 469 4531 or by email corporate.communications@m-real.com.

Reports are also available as pdf-files at M-real´s website www.m-real.com.

M-REAL CORPORATION

Corporate Communications

82-3696

M-real Corporation Stock Exchange Bulletin 2.3.2005 at 10 a.m.

M-REAL TO INVEST AT SIMPELE MILL

M-real will invest EUR 60 million at the Simpele mill's board production. The investment will include improvements of the board machine, new reeler, rewinder, reel packaging as well as capacity increase of sheeting and related infrastucture. Availability of the products and service of sheeted products will also be improved.

The capacity of the board machine will increase by 45 000 t/a up to 215 000 t/a.
The investement is conducted stepwise and will be ready by spring 2006.

M-REAL CORPORATION

Corporate Communications

For additional information contact Hannu Kottonen, Executive Vice President, Consumer Packaging tel. + 358 (0)10 469 4900, Mobile +358 (0)500 532 235 or Jukka Kettunen, Senior Vice President, Production and Technology tel. 010 463 3725, Mobile +358 (0)50 598 8506

M-real

M-real Corporation Stock Exchange Bulletin 4.3.2005 at 1 p.m.

M-REAL´S CREDIT RATING BY STANDARD & POOR´S DOWNGRADED

Standard & Poor's Ratings Services has today downgraded M-real Corporation´s rating from BB+ to BB. The outlook for the rating has been changed from negative to stable.

Downgrade has no impact on the financing costs.

M-REAL CORPORATION

Corporate Communications

For additional information contact Executive Vice President and CFO Juhani Pöhö tel +358 10 469 5283